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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer clinches firm order for 15 E190-E2 Aircraft from

Japan’s ANA Group

• Deal includes options for an additional five E190-E2s

• Deliveries to commence in 2028

• First E2 order from Japan

Tokyo, Japan, 25 February 2025 – ANA Holdings Inc., has ordered 15 E190-E2s aircraft from Embraer (NYSE: ERJ / B3: EMBR3) with options for an additional five aircraft. The selection of the E190-E2 is part of ANA’s fleet renewal plan. The economics and efficiency of the aircraft will enable the airline to enhance nationwide connectivity while providing improved space and comfort for passengers. Deliveries of the E190-E2 aircraft to ANA are expected to commence in 2028.

“We are honoured that Embraer’s E190-E2 small narrowbody aircraft will join ANA’s fleet and we look forward to the delivery of the first aircraft in 2028,” said Martyn Holmes, Chief Commercial Officer, Embraer Commercial Aviation. “The E190-E2 is the quietest and most fuel-efficient aircraft available, whose size perfectly complements ANA’s fleet of larger narrowbodies. Furthermore, the E2’s cabin will appeal to ANA’s passengers as it offers outstanding comfort and space with no middle seats. We look forward to seeing the aircraft take to the skies across Japan.”

Embraer E-Jets have been operating in Japan since 2009 and are supported by Embraer personnel in the country. ANA’s E190-E2 will be the first of the next generation E-Jets to operate in Japan. The aircraft’s state-of-the-art interior features a spacious, quiet cabin and Embraer’s signature two by two seating. In addition, the larger windows add to the feeling of light and space, while individual Passenger Service Units (air vent, reading light) add personalized comfort. Ensuring every passenger enjoys more personal space, plus more room for their carry-on bags.

Embraer’s E2 family of aircraft delivers the best environmental efficiency, operating performance, and passenger comfort. Building upon the first-generation E-Jets’ 20 years of operational excellence, the E190-E2’s sophisticated aerodynamics, cutting edge wing design and new technologies deliver a 25% decrease in carbon emissions and fuel burn over the previous generation E-Jets.

Embraer is committed to developing products, solutions, and technologies to contribute to the aviation industry’s goal of achieving net-zero emissions by 2050. The E2 family of aircraft is certified to fly with blends of up to 50% sustainable aviation fuel (SAF) and has demonstrated the engine’s operability with 100% SAF, further reinforcing Embraer’s commitment to emissions reduction and sustainable aviation. Helping to chart the path towards a more sustainable airline industry in Japan.

Embraer’s E-Jet programme is one of the most successful commercial jets in the industry. Collectively, the E-Jets and E-Jets E2 are operated by more than 80 airlines across 50 countries and more than 1,800 units delivered.

Images: https://embraer.imagerelay.com/ml/edb8121d5aa945148ef1f607ba2adc5d

About ANA HD

Founded in 1952 with just two helicopters, All Nippon Airways (ANA) has grown to become the largest airline in Japan. Today, ANA HOLDINGS Inc. (ANA HD) is recognized as one of the World’s Most Admired companies by Fortune.

ANA HD was established in 2013 as the largest airline group holding company in Japan, comprising 70 companies. It offers three distinct airline brands: ANA, Peach, the leading LCC in Japan, and AirJapan, launched in 2024 for international routes covering Asia.

ANA's legacy of superior service has earned SKYTRAX's 5-Star rating every year since 2013, making it the only Japanese airline to win this prestigious designation for 12 consecutive years. ANA has topped Cirium's Asia Pacific on-time performance rankings for five consecutive years during which the awards were announced.

ANA HD has been selected as a member of the Dow Jones Sustainability World Index list for eight consecutive years and the Dow Jones Sustainability Asia Pacific Index list for nine consecutive years.

For more information about ANA and ANA HD, please visit: https://www.ana.co.jp/group/en/ [ana.co.jp]

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations